

Travis Mills · 3rd

Film Director/Producer at Running Wild Films, LLC

Phoenix, Arizona · 500+ connections · **Contact info**

Running Wild Films,

 Arizona State Univer

Experience

Film Director/Producer
Running Wild Films, LLC
Jun 2010 – Present · 10 yrs 2 mos

Education

 **Arizona State University**

Skills & Endorsements

Film · 76

 Endorsed by **Carey Borth and 5 others who are highly skilled at this**

Entertainment · 47

 Endorsed by **11 people who know Entertainment**

Film Production · 45

 Endorsed by **Jana Segal, who is highly skilled at this**

Show more ⌄

Recommendations

Received (2)   Given (0)



Anne Gentry
Represented by Acclaim Talent and Phirgun Mair
July 9, 2014, Anne reported directly to Travis

When first I met Travis, he was an eager young visionary: kr what he wanted to accomplish in film and would not settle 1 anything less. As he has matured this hard work is paying o is not only captain of his own company and doing larger and larger films for profit, but still, primarily focused on hi... **See**



Daniel Peabody
Executive
July 9, 2014, Travis worked with Daniel in the same group

I was an extra on a film by Travis called "The Other Woman' professionalism and value of each cast member was apprec He was efficient and knowledgeable in his craft. I predict gr things from this young man.

